August 23, 2024

Sze Ting Cho
Chief Executive Officer
Cre8 Enterprise Limited
1/F, China Building
29 Queen   s Road Central, Hong Kong

       Re: Cre8 Enterprise Limited
           Registration Statement on Form F-1
           Filed August 19, 2024
           File No. 333-281629
Dear Sze Ting Cho:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1 filed August 19, 2024
Capitalization, page 62

1. You present a caption for Retained Earnings of US$238,697 as of July 31, 2024. As there are no related financial statements included in the filing for that period, please provide us with a roll-forward from your December 31, 2023 financial statements showing the supporting detail to arrive at that amount. Provide a similar roll-forward for the bank borrowings amount presented.
Dilution, page 63

2. Please provide us with your computation of your net tangible book value of $0.038 per ordinary share as of July 31, 2024. Separately identify the amounts of your total assets, intangible assets, total liabilities and the number of total Ordinary Shares outstanding at July 31, 2024.
 August 23, 2024
Page 2
Part II - Information Not Required in the Prospectus
Item 8. Exhibits and Financial Statement Schedules
Exhibit Index
Exhibit 10.1 - Employment Agreement by and between the Registrant and Chi Kam Ray Lee..., page II-2

3. We note the statement in this exhibit that Chi Kam Ray Lee serves as your director.
       However, we note the disclosures in your filing that this individual serves as your chief financial officer. Please revise to reconcile this discrepancy.
Exhibit 10.6 - Second Office Rental Agreement between Cre8 (Greater China) Limited..., page II-
2

4. Please refile this exhibit in the proper text-searchable format. Refer to Section 5.2.3.6 of the EDGAR Filer Manual (Volume II) EDGAR Filing (Version 70, July 2024) and Item
       301 of Regulation S-T.
Exhibit 23.4 - Consent of Guangdong Wesley Law Firm, PRC Counsel to the Registrant, page II-
2

5. We note the statement in this exhibit that Cre8 (Greater China) Limited engaged
       Guangdong Wesley Law Firm; however, there is no reference to the registrant. Please have counsel provide a revised consent that consents to being named in your registration statement, filed by the registrant.
General

6. We note your revised disclosure on page 141 deleted the reference to Prime Number
       Capital, LLC as your underwriter. However, we note that your front and back cover pages still reference to Prime Number Capital, LLC as your underwriter. Please revise to resolve this discrepancy.

       Please contact Charles Eastman at 202-551-3794 or Martin James at 202-551-3671 if you
have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Erin Purnell at 202-551-3454 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing
cc:   Mengyi    Jason    Ye